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                                                                     EXHIBIT 11

SCHEDULE OF COMPUTATION OF NET LOSS PER SHARE

                                                                1999              1998
                                                                ----              ----

Net Loss applicable to Common Stock                           (133,877)         (274,608)
Weighted average number of common shares equivalent:
Common shares outstanding
Common equivalent shares representing shares issuable
upon exercise of stock options and warrants                  4,721,349         3,676,054
Staff Accounting Bulletin No. 83 issuances and grants               --                --
Shares used in per share computations                        4,721,349         3,676,054

Net loss per common share applicable to Common Stock             (0.03)            (0.08)


Primary and fully diluted calculations are identical.